Mail Stop 4720

October 14, 2009

Via US Mail and facsimile to (866) 711-9672

William D. Kyle
President
Assured Equities V Corporation
2211 12th Avenue East
Seattle, WA 98102

> **Re: Assured Equities V Corporation**
> **Form 10**
> **Filed September 17, 2009**
> **File No. 000-53787**

Dear Mr. Kyle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60 day time period, you will be subject to reporting requirements under of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1 – Description of Business, page 3

2.   Please revise your disclosure to describe the effect of the penny stock rules on
        your business. See Item 101(h)(ix) of Regulation S-K.

Item 1A – Risk Factors, page 5
General

3.   We note your risk factors include phrases such as "no assurances can be given."
        Please revise to remove such language. The point of a particular risk factor is to
        discuss a material risk and explain to the reader the likelihood of the risk
        impacting an investment in your securities, not your ability to provide assurance.

Our future success is highly dependent on the ability of management…, page 5

4.   We note that you state that management is proactively seeking business
        combination(s) with entities having established operating histories. Please revise
        to explain how management is proactively seeking these business combinations
        and revise your business section to include this information.

There may be conflicts of interest…, page 5

5.   Please revise this risk factor to clarify how if both officers and directors are
        currently involved with one other blank check company where they hold identical
        positions, how if Assured Equities V Corporation and the other blank check
        company both desire to take advantage of the same opportunity, how Assured
        Equities V Corporation would make the determination as to whether to go
        forward with the opportunity, if both of its officers and directors abstain from
        voting.

We may incur additional costs of being a public company…, page 7

6.   Delete information that is not directly related to the description of the risk set
        forth in the subcaption. For example, please revise your disclosure to explain how
        information relating to why your two members of management are not employees
        relates to the added costs of being a public company or delete such disclosure.

Current economic conditions may preclude…, page 7

7.   Please revise this risk factor so that it adequately describes the risk in the
        subcaption and addresses only those current economic conditions that may
        preclude you from entering into a merger or acquisition and that may preclude
        you from obtaining funding. Refer to Item 503(c) of Regulation S-K.

Item 2 – Management's Discussion and Analysis or Plan of Operations, page 8

8.   Please revise the second and third sentences in the second paragraph under this
        heading to clarify, if true, that the $5,000 for accounting related expenses includes
        the company's anticipated costs related to the filing of Exchange Act reports and
        consummating a business combination. If the $5,000 does not include these costs,
        please disclose your anticipated expenses for the next twelve months for filing
        Exchange Act reports and consummating a business combination.

Item 4 – Security Ownership of Certain Beneficial Owners…, page 8

9.   Please revise the table to name the officers and directors. We also note that it
        appears that some or all of your officers and directors may be beneficial owners.
        Please revise. See Item 403 of Regulation S-K.

Item 7 – Certain Relationships and Related Transactions, page 10

10.   We note that you state that there have been no transactions since the beginning of
        the Company's fiscal year (date of inception, August 10, 2009), or any currently
        proposed transaction, in which the Company was or is to be a participant and the
        amount involved exceeds $120,000 and in which any related person had or will
        have a direct or indirect material interest. Please confirm that there have been no
        transactions with related persons in which the amount involved exceeded the
        lesser of $120,000 or one percent of the average of the company's total assets at
        year end for the last two completed fiscal years. Please see Item 404(d) of
        Regulation S-K.

        As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney